SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

YPF Sociedad Anónima

TABLE OF CONTENT

ITEM 1	Translation of letter to the Argentine Securities Commission dated January 5, 2024.

Buenos Aires, January 5, 2024

Gentlemen

COMISIÓN NACIONAL DE VALORES (“CNV”)

25 de Mayo 175

City of Buenos Aires

MERCADO ABIERTO ELECTRÓNICO S.A. (“MAE”)

Maipu 1210

City of Buenos Aires

BOLSAS Y MERCADOS ARGENTINOS S.A. (“ByMA”)

Sarmiento 299

City of Buenos Aires

Present

Ref: YPF S.A. - Offer to Purchase

Our highest consideration:

We are hereby writing to you in order to comply with the requirements of the Argentine Securities Commission and the corresponding rules of ByMA and MAE.

YPF has commenced a cash tender offer for any and all of its outstanding US$346,313,047.20 aggregate principal amount (post-amortization) of its 8.75% Class XXVIII notes due April 4, 2024 (the “Tender Offer” and the “2024 Notes”, respectively).

In this regard, please find attached the press release relating to the Tender Offer announced by the Company for any and all of the 2024 Notes.

Sincerely yours,

Margarita Chun

Market Relations Manager

YPF S.A.

YPF Sociedad Anónima Announces Commencement of Tender Offer for Cash for Any and All of its 8.75% Senior Amortizing Notes due 2024

Buenos Aires, January 5, 2024 – YPF Sociedad Anónima (“YPF”) today announced that it has commenced a cash tender offer (the “Tender Offer”) for any and all of its outstanding US$346,313,047.20 aggregate principal amount of 8.75% Senior Amortizing Notes due 2024 (the “Securities”) on the terms and subject to the conditions set forth in YPF’s Offer to Purchase dated the date hereof (the “Offer to Purchase”). The Offer to Purchase more fully sets forth the terms of the Tender Offer.

Title of Security	CUSIP and ISIN Numbers	Principal Amount Outstanding	Early Tender Consideration	Late Tender Consideration(a)
8.75% Senior Amortizing Notes due 2024	CUSIP:984245 AK6 P989MJ AY7 ISIN:US984245AK63 USP989MJAY76	U.S.$346,313,047.20	U.S.$1,000	U.S.$950

The Tender Offer is scheduled to expire at 5:00 p.m., New York City time (7:00 p.m. Buenos Aires time), on Monday, February 5, 2024 unless extended or earlier terminated (such date and time, as it may be extended with respect to the Tender Offer, the “Expiration Date”). To be eligible to receive the Early Tender Consideration indicated in the table above, plus interest accrued on the Securities until the applicable Settlement Date (as defined below) (“Accrued Interest”), you must validly tender your Securities at or prior to 5:00 p.m., New York City time (7:00 p.m. Buenos Aires time) on Friday, January 19, 2024 (such date and time, as it may be extended with respect to the Tender Offer, the “Early Tender Date”). If you validly tender your Securities after the Early Tender Date, but at or prior to the Expiration Date, you will only be eligible to receive the Late Tender Consideration indicated in the table above (which is less than the Early Tender Consideration), plus Accrued Interest.

Following the Early Tender Date and prior to the Expiration Date, YPF may, but is not required to, accept the Securities validly tendered at or prior to the Early Tender Date (the “Early Settlement Right”); provided that all conditions set forth in the Offer to Purchase have been satisfied or waived by YPF, including the concurrent or earlier consummation of a new notes offering that provides YPF with sufficient funds to meet the obligations of YPF in connection with the Tender Offer (the date of such acceptance, the “Early Acceptance Date”).

Payment for the Securities that are validly tendered and accepted for purchase pursuant to the Tender Offer will be made on the applicable Settlement Date (as defined below). Securities accepted for purchase on the Early Acceptance Date, if any, will be settled promptly thereafter (the “Early Settlement Date”). It is expected that the Early Settlement Date for the Securities will be on or around Tuesday, January 23, 2024, the second business day after the Early Tender Date, but which may change without notice. The “Final Settlement Date” is the date on which we settle all Securities not previously settled on the Early Settlement Date, if any, which will be promptly following the Expiration Date. It is expected that the Final Settlement Date for the Securities will be on or around Wednesday, February 7, 2024, the second business day after the Expiration Date, but which may change without notice. Each of the Early Settlement Date and the Final Settlement Date is referred to herein as a “Settlement Date.”

(a)	Note: Terms and Conditions are more fully described in the OTP

Securities validly tendered pursuant to the Tender Offer (as defined below) may be withdrawn prior to or at 5:00 p.m., New York City time (7:00 p.m. Buenos Aires time), on Friday, January 19, 2024, but not after, unless such deadline is extended by YPF.

YPF reserves the absolute right to amend, terminate or withdraw the Tender Offer in its sole discretion, subject to disclosure and as otherwise required by applicable law. In the event of termination or withdrawal of the Tender Offer, Securities tendered and not accepted for purchase pursuant to the Tender Offer will be promptly returned to the tendering holders.

The complete terms and conditions of the Tender Offer are described in the Offer to Purchase, copies of which may be obtained from D.F. King & Co., Inc., the tender agent and information agent (the “Tender Agent and Information Agent”) for the Tender Offer by telephone at (800) 859-8509 (U.S. toll free) and (212) 269-5550 (banks and brokers), in writing at 48 Wall Street, 22nd Floor New York, New York 10005, or by email to ypf@dfking.com.

YPF has engaged Citigroup Global Markets Inc., J.P. Morgan Securities LLC and Santander US Capital Markets LLC to act as the dealer managers (the “Dealer Managers”) and Banco Santander Argentina S.A. and Banco de Galicia y Buenos Aires S.A.U., as local dealer managers (the “Local Dealer Managers”) in connection with the Tender Offer. Questions regarding the terms of the Tender Offer may be directed to Citigroup Global Markets Inc. by telephone at +1 (800) 558-3745 (U.S. toll free) or +1 (212) 723-6106 (collect), J.P. Morgan Securities LLC by telephone at +1 (866) 846-2874 (U.S. toll free) or + (212) 834-7279 (collect) and Santander US Capital Markets LLC by telephone at +1 (855) 404 3636 (U.S. toll free) or +1 (212) 940 1442 (collect).

None of YPF, the Dealer Managers, the Local Dealer Managers, the Tender Agent and Information Agent or the trustee for the Securities, or any of their respective affiliates, is making any recommendation as to whether Holders should or should not tender any Securities in response to the Tender Offer or expressing any opinion as to whether the terms of the Tender Offer are fair to any holder. Holders must make their own decision as to whether to tender any of their Securities and, if so, the principal amount of Securities to tender. Please refer to the Offer to Purchase for a description of the offer terms, conditions, disclaimers and other information applicable to the Tender Offer.

This press release is for informational purposes only and does not constitute an offer to purchase or the solicitation of an offer to sell the Securities. The Tender Offer is being made solely by means of the Offer to Purchase. The Tender Offer is not being made to holders of Securities in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where the securities, blue sky or other laws require any tender offer to be made by a licensed broker or dealer, the Tender Offer will be deemed to be made on behalf of YPF by the Dealer Managers or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Disclaimer

This release may contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the United States Securities Exchange Act of 1934, as amended, including those related to the tender for Securities and whether or not YPF will consummate the Tender Offer. Forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future, and, accordingly, such results may differ from those expressed in any forward-looking statements. These risks and uncertainties include, but are not limited to, general economic, political and business conditions in Argentina and South America, existing and future governmental regulations, fluctuations in the price of petroleum and petroleum products, supply and demand levels, currency fluctuations, exploration, drilling and production results, changes in reserves estimates, success in partnering with third parties, loss of market share, industry competition, environmental risks, physical risks, the risks of doing business in developing countries, legislative, tax, legal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, wars and acts of terrorism, natural disasters, project delays or advancements and lack of approvals. Additional information concerning potential factors that could affect YPF’s financial results is included in the filings made by YPF and its affiliates before the Comisión Nacional de Valores in Argentina and with the U.S. Securities and Exchange Commission, in particular, in YPF’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022 and its current reports filed with the U.S. Securities and Exchange Commission. In light of the foregoing, the forward-looking statements included in this document may not occur. Except as required by law, YPF does not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected performance, conditions or events expressed or implied therein will not be realized.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: January 5, 2024	By:	/s/ Margarita Chun
	Name:	Margarita Chun
	Title:	Market Relations Officer